annual report 2006

Bringing Value to the Surface

Northgate Minerals Corporation

Bringing Value to the Surface

This report includes certain "forward-looking statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. These forward-looking statements include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, future metal production and production costs, potential mineralization and reserves, exploration results, progress in the development of mineral properties, demand and market outlook for commodities and future plans and objectives of Northgate Minerals Corporation ("Northgate"). Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", or "continue", or the negative thereof, or variations thereon or similar terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Northgate’s expectations are disclosed under the heading "Risks and Uncertainties" in Northgate’s 2006 Annual Report and under the heading "Risk Factors" in Northgate’s 2006 Annual Information Form, both of which are filed with Canadian regulators on the System for Electronic Document Analysis and Retrieval (SEDAR) (www.sedar.com) and with the United States Securities and Exchange Commission (www.sec.gov). Northgate expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

All dollar amounts are stated in United States dollars unless otherwise indicated.

Bringing Value to Our Shareholders

Northgate Minerals Corporation is a gold and copper mining company focused on operations and opportunities in the Americas. The Corporation’s principal assets are the Kemess South mine in north-central British Columbia, the adjacent Kemess North deposit, which contains a proven and probable reserve of 4.1 million ounces of gold, and the Young-Davidson property in northern Ontario with a total resource base of 2.1 million ounces of gold.

Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

TABLE OF CONTENTS

2	2006 Achievements	13	Management’s Discussion and Analysis
3	Financial Highlights	30	Consolidated Financial Statements
3	2007 Objectives	33	Notes to Consolidated Financial Statements
4	Message to Our Shareholders	44	Five Year Comparative Summary
8	Value at Young-Davidson	45	Directors & Officers
10	Mineral Reserves & Resources	46	Shareholder Information
12	Financial Review	IBC	Corporate Information

Northgate Minerals Corporation             1

2006 Achievements

KEMESS SOUTH MINE 310,296 ounces record gold production record copper production: 81.2 million pounds record low cash cost: negative $56 per ounce
YOUNG-DAVIDSON 43 % increase in resources since acquisition in 2005 total resource base of 2.1 million ounces accelerated development plan with production targeted for 2010
NORTHGATE FINANCIALS 200% increase in cash flow from operations debt-free balance sheet reduced hedge book
TSX: NGX | AMEX: NXG 92% share price appreciation in 2006 52-week high of CDN$5.15 S&P/TSX Global Gold Index increase of only 29%

2006 was an exceptional year for Northgate as we delivered record gold and copper production at Kemess South, increased our resource base at Young-Davidson and achieved excellent financial results, all of which were contributing factors to the significant appreciation in our share price.

2         2006 Annual Report

Financial Highlights

(Thousands of US$, except per share amounts)	2006	2005

Revenue	$411,313	$257,302

Net earnings	$106,742	$39,557
Net earnings per diluted share	$0.48	$0.20

Cash flow from operations	$146,612	$49,039
Cash flow per diluted share	$0.66	$0.24

Cash and cash equivalents	$262,199	$50,639
Shareholders’ equity	$447,748	$236,433

Excellent operating performance led to record financial results in 2006.

170% increase in net earnings to over $106 million
60% increase in revenue to over $411 million
ZERO long-term debt

2007 Objectives

Deliver forecast metal production at Kemess
Advance Young-Davidson on schedule and on budget
Extend mine-life within Kemess camp
Continue to generate strong free cash flow position
Grow through acquisition, development and exploration
Build Northgate into a leading, multi-mine gold company

Northgate Minerals Corporation 3

    2006 was an exciting and rewarding year for Northgate. We delivered record gold and copper production at a record low net cash cost and generated the highest annual cash flow and earnings in the company’s history. We move forward into 2007 with financial strength and exciting opportunities for future growth that will create value for our shareholders.

KEN STOWE
PRESIDENT & CEO

Message to Our Shareholders

At Northgate, we have always prided ourselves on delivering the promises we make to our shareholders and managing our mining assets efficiently with the goal of maximizing their long-term value. In 2006, we met the three core goals that we announced at the beginning of the year: 1) we delivered record gold and copper production at the Kemess South mine and kept our production costs within 4% of budget; 2) we dramatically increased the resource base at Young-Davidson, bringing our total to 2.1 million ounces of gold; and, 3) we made tangible progress in the permitting process for Kemess North with the decision by the Environmental Review Panel to conduct the public hearing phase of the review during the fourth quarter after we submitted our revised Environmental Impact Assessment (EIA) report. Despite the success we achieved in meeting our core goals, our one disappointment was not delivering another significant corporate transaction such as the one that we completed with Young-Davidson in late 2005. Such value-creating transactions are a challenge to come across in normal times and even more challenging to complete in an industry where valuations have climbed several hundred percent over the past five years and where even marginal projects have had seemingly limitless access to equity capital. However, we are confident that our strong balance sheet and equally strong technical and operating skills will allow us to continue to bring value to the surface for our shareholders.

4         2006 Annual Report

Strong Financial Performance

During 2006, a perfect storm of record gold and copper production from our Kemess South mine combined with tremendous prices for gold and copper generated net earnings of $107 million and cash flow from operations of $147 million. These spectacular financial results fueled a profound transformation of our balance sheet. During the year, we retired our project debt facility a year earlier than expected, paid down our long-term capital lease obligations by $7 million and reduced our gold hedge position by 79,000 ounces. By the end of the year, as a result of record free cash flow and the exercise of over 99% of our common share purchase warrants, our cash position had increased to over $262 million compared with only $50 million just one year earlier. Our balance sheet now gives us the financial capacity to move forward with all of our internal development projects and the ability to take advantage of external growth opportunities that we could not have considered even one year ago.

We expect our core Kemess South asset to produce strong earnings and cash flow again in 2007 based on forecast production of 285,000 ounces of gold and 74.5 million pounds of copper. However, rather than count on a repeat performance of 2006 copper prices in the coming year, we decided it would be prudent to guarantee some of the cash flow that high copper prices generate by entering into forward sales contracts to fix the price for approximately half of our copper production in 2007 at an average price of $3.15 per pound. This action reflects our belief that a conservative approach to financial management is another cornerstone of maximizing shareholder value in the gold mining industry.

Bringing Value to the Surface: Young-Davidson

We purchased the Young-Davidson property in northern Ontario in late 2005 for approximately $18 million believing that it represented exceptional value for our shareholders. Our exploration success during the past year has clearly supported this belief. In the fourth quarter of 2006, after only ten months of drilling, we announced an increase of 650,000 ounces in gold resources at the property, bringing our total resource base to 2.1 million ounces. In 2007, our surface-based exploration program will continue with an additional 50,000 metres of diamond drilling at a cost of $5 million. The goal of this program is to expand the known resource areas by an additional half-million ounces.

In addition to the surface-based diamond drilling at Young-Davidson, we have commenced work on the advanced underground exploration program that was announced in August 2006. In order to gain access to the known areas of mineralization from underground, we are driving a ramp to a depth of 450 metres and dewatering an existing shaft. Once the ramp is developed, our geologists will begin to conduct closer-spaced diamond drilling, a necessary step in order to develop a mine plan for the deposit. All of the required permits for the underground program have been received and work on the infrastructure and the ramp is proceeding on schedule. The next phase of development at Young-Davidson involves the completion of a variety of engineering and environmental studies that will provide a more precise estimate of the project’s economics and move us closer to making a production decision.

Northgate Minerals Corporation             5

Bringing Value to the Surface: Kemess North

Kemess North, with its 4.1 million ounces of gold and 1.4 billion pounds of copper, represents a tantalizing opportunity to extend the productive life of our Kemess assets for an additional 12 years. In 2006, our revised EIA report for the Kemess North project was submitted to the Joint Federal/Provincial Environmental Review Panel and three sets of public hearings were held in various northern communities in British Columbia to give the members of these communities the opportunity to provide their views on the development. After the public hearings concluded, the Federal and Provincial governments extended the review period by an additional 90 days in order to facilitate more in-depth participation in the review process by several First Nations groups. While we are pleased to see active participation from members of the First Nations, continued delays in a permitting process that has already taken over two and a half years have had an adverse impact on the project by eliminating the potential overlap between mining operations at Kemess South and Kemess North. We have been working diligently to impress upon the various parties involved that it is critical for the review be completed in a timely fashion.

Some Challenges Along the Way

Despite exceptional achievements and results in 2006, we remain cognizant of the major challenge that we are still facing: to complete another significant corporate acquisition or merger that will increase our gold production profile. Over the course of 2006, we examined a wide variety of acquisition opportunities, but in almost all cases, found it difficult to justify their valuations or find any compelling synergies that would validate a transaction.

As we move into 2007, we take with us the lessons we learned from our experiences in 2006, but remain committed to the same disciplined approach to M&A activity that we have always followed. Our strong financial position now gives us the opportunity to examine gold projects that are at various stages of development rather than focusing our attention exclusively on assets that are at or near production as we have in previous years.

6         2006 Annual Report

Bringing Value to the Surface: Benefitting Shareholders

All in all, 2006 was a banner year for Northgate. Record gold and copper production, excellent financial performance and very encouraging exploration results at Young-Davidson combined to propel the price of our common shares from Cdn$2.13 to Cdn$4.08 at the end of the year.

With a very successful year behind us, we look forward to 2007. Equipped with a strong balance sheet and excellent prospects for continued strong free cash flow from our Kemess South mine, we are in an excellent position to forge ahead with the investments necessary to bring our internal growth projects into production and finance the construction of other mining projects that we expect to acquire in the future.

Our management team remains committed to the creation of long-term value for our shareholders through operational excellence and to our vision of building Northgate into a multi-mine gold mining company. During the year, we added several individuals with underground mining experience to our core team, which will allow us to better assess and operate underground mines like Young-Davidson.

On behalf of our management team and the board of directors, I wish to acknowledge our employees at Kemess and Young-Davidson for their efforts in making 2006 the most successful year in the long history of our company.

Sincerely,

Kenneth G. Stowe
President & Chief Executive Officer
March 1, 2007

Northgate Minerals Corporation             7

Value at Young-Davidson

Since the acquisition of the Young-Davidson property in late 2005, Northgate has been ramping up exploration activities in keeping with an accelerated development plan that was announced last April. Exploration results to date have been extremely positive. After an initial ten months of diamond drilling below previously known but poorly explored zones, namely the Lower YD, the Lower Boundary, and the Lucky Zones, an additional 650,000 ounces of gold resources were added, bringing our total resource base to 2.1 million ounces.

Surface-based drilling continues in 2007 and an underground exploration program has been implemented in order to gain access to more areas of mineralization. The photo above shows recent activities of the underground exploration program, illustrating the development of ramp access and collaring of the portal.

Young-Davidson acquisition complete (November)	Surface diamond drilling 2.1 million ounce resource base Underground exploration permitting	$27 million exploration budget Surface diamond drilling Ramp development and shaft dewatering Engineering and environmental assessment report preparation

8         2006 Annual Report

Northgate Minerals Corporation             9

Mineral Reserves & Resources

The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" used in this report are Canadian mining terms as defined in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource", and "Inferred Mineral Resource" used in this report are Canadian mining terms as defined in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards.

Mineral Reserves – Kemess
			Grades		Contained Metals

		Quantity	Gold	Copper	Gold	Copper
At Dec. 31, 2006	Category	(tonnes)	(gr/mt)	(%)	(ounces)	(000s lbs)

Kemess South	Proven	49,280,000	0.61	0.21	963,499	225,400

Kemess North	Proven	299,267,000	0.30	0.16	2,910,547	1,039,798

	Probable	124,631,000	0.29	0.15	1,180,855	412,970

		423,898,000			4,091,402	1,452,768

Total Proven &
Probable Reserves		473,178,000			5,054,901	1,678,168

Notes to Reserves

1.     The preceding mineral reserve estimates were estimated in accordance with the definitions contained in the "Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves Definitions and Guidelines" that were prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council on August 20, 2000, using classical and/or geostatistical methods plus appropriate mining parameters. Reserves for Kemess South were calculated using the following economic parameters: exchange rate CDN$/US$1.25; gold price $475 per ounce; copper price $1.40 per pound; and, silver price $7.50 per ounce. Operating assumptions were as follows: Au recovery 67.7%; Cu recovery 81.5%; mining costs $1.87 per tonne; milling costs $3.86 per tonne; and, G&A $1.42 per tonne. Smelter price participation for copper is variable, but capped at $0.035 per pound. Reserves for Kemess North were calculated at the time of the feasibility study using the following economic parameters: exchange rate CDN$/US$1.40; gold price $375 per ounce; copper price $1.00 per pound; and, silver price $5.00 per ounce.

2.     The mineral reserve estimates for Kemess North and the Nugget (West Cirque) Zone were prepared by Jim Gray of GR Technical Services Ltd. and Carl Edmunds, Exploration Manager, Northgate Minerals Corporation. Mr. Gray is a member of the Association of Professional Engineers and Geoscientists of the province of British Columbia, the Association of Professional Engineers, Geologists and Geophysicists of Alberta and the Canadian Institute of Mining and Metallurgy and has over 28 years of engineering experience. Mr. Edmunds is a member of the Professional Engineers and Geoscientists of British Columbia and has 19 years of experience in mineral resource estimation. These reserve and resource estimates are unchanged from the 2005 Annual Report.

3.     The mineral reserve and resource estimates for Kemess South were prepared by Gordon Skrecky, Chief Mine Geologist, Kemess Mines Ltd. Mr. Skrecky is a member of the Association of Professional Engineers and Geoscientists of British Columbia and has 20 years of experience in mineral resource estimation.

10         2006 Annual Report

Mineral Resources – Kemess

			Grades		Contained Metals

		Quantity	Gold	Copper	Gold	Copper
At Dec. 31, 2006	Category	(tonnes)	(gr/mt)	(%)	(ounces)	(000s lbs)

Kemess South	Indicated	10,142,000	0.33	0.16	108,579	35,318

Kemess North	Measured	148,531,000	0.31	0.16	1,502,001	518,387
	Indicated	137,308,000	0.28	0.12	1,235,234	368,022

Nugget Zone	Measured	3,341,000	0.38	0.07	40,313	5,311
(West Cirque)	Indicated	6,112,000	0.36	0.07	70,211	9,109

Total Measured &
Indicated Resources		305,434,000			2,956,338	936,147

Mineral Resources – Young-Davidson

		Quantity	Gold Grade	Contained Gold
At Dec. 31, 2006	Category	(tonnes)	(gr/mt)	(ounces)

Open Pit	Measured	6,330,000	2.13	432,640
	Indicated	482,000	2.02	31,320

Underground	Indicated	5,159,000	3.61	599,100

Total Measured & Indicated Resources		11,971,000		1,063,060

Open Pit	Inferred	329,700	1.34	14,170

Underground	Inferred	8,588,800	3.83	1,057,100

Total Inferred Resources		8,918,500		1,071,270

Notes to Resources

1.     The preceding mineral resource estimates were estimated in accordance with the definitions contained in the "Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves Definitions and Guidelines" that were prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council on August 20, 2000, using classical and/or geostatistical methods plus appropriate mining parameters. Resources for Kemess South were calculated using the following economic parameters: exchange rate CDN$/US$1.25; gold price $525 per ounce; copper price $1.55 per pound; and, silver price $8.50 per ounce. Operating assumptions were as follows: Au recovery 66%; Cu recovery 77%; mining costs $1.23 per tonne; milling costs $3.71 per tonne; and, G&A $1.27 per tonne. Resources for Kemess North were calculated using the following economic parameters: exchange rate CDN$/US$ 1.40; gold price of $425 per ounce; copper price of $1.20 per pound; and, silver price of $5.00 per ounce.

2.     Mineral resource estimates for the Young-Davidson project are an aggregated total of two resource calculations on discrete and separate mineralized zones by two independent qualified persons working for separate geological and engineering consulting firms. The methods used for the calculations are broadly similar, but they are not identical. Similarly, the economic parameters used by each qualified person were not the same. The economic parameters used by Micon 2004 were calculated using an exchange rate of CDN$/US$1.33 and a gold price of $400 per ounce. The SWRPA 2007 report used an exchange rate of CDN$/US$1.15 and a gold price of $500 per ounce.

3.     The estimated mineral resources for the syenite associated mineralization found on the Young-Davidson property are shown in the table above. Given the project’s development history, neither qualified person believes that there are any environmental, permitting, legal, title, taxation, socioeconomic, marketing or political issues that would adversely affect the mineral resources that they have reported.

Note to US Investors

While the terms "mineral resource", "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by the US Securities and Exchange Commission. "Indicated mineral resource" and "inferred mineral resource" have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Northgate Minerals Corporation             11

Financial Review

CONTENTS

	13	Management’s Discussion & Analysis
	28	Management’s Responsibility for Financial Reporting
	29	Auditors’ Report to the Shareholders
	30	Consolidated Balance Sheets
	31	Consolidated Statements of Operations
	31	Consolidated Statements of Retained Earnings (Deficit)
	32	Consolidated Statements of Cash Flows
	33	Notes to Consolidated Financial Statements
	44	Five Year Comparative Summary
	45	Directors & Officers
	46	Shareholder Information
	IBC	Corporate Information

12 2006 Annual Report

Management’s Discussion and Analysis

FORWARD-LOOKING STATEMENTS

Management’s Discussion and Analysis ("MD&A") provides a review of the performance of Northgate Minerals Corporation ("Northgate" or the "Corporation"). Northgate’s performance over the past three years is analyzed to highlight various trends and issues. Risks that can be expected to impact future operations are also discussed. These issues and risks may cause actual results to differ materially from those described in forward-looking statements contained in the MD&A. Where used, the words "anticipate", "expect", "intended", "forecast", "should", and similar expressions are intended to identify forward-looking statements.

Northgate expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

INTRODUCTION

This MD&A of the results of operations and liquidity and capital resources of Northgate Minerals Corporation ("Northgate" or the "Corporation") for the 2004 through 2006 fiscal years should be read in conjunction with the consolidated financial statements and related notes. All of the financial information presented herein is expressed in US dollars, unless otherwise stated. The accompanying consolidated financial statements and related notes are presented in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These statements, together with the following discussion and analysis dated March 1, 2007, are intended to provide shareholders with a reasonable basis for assessing the operational and financial performance of Northgate, as well as certain forward-looking statements relating to Northgate’s potential future performance. Additional information can be found in the Corporation’s fourth quarter MD&A dated March 1, 2007, the Annual Information Form ("AIF"), which is filed with Canadian regulators on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com and the Corporation’s annual report Form 40F, which is filed with the United States Securities and Exchange Commission ("SEC") at www.sec.gov.

OVERVIEW

Northgate is a gold and copper mining company focused on operations and opportunities in the Americas. Its principal assets are the Kemess South mine in north-central British Columbia, the adjacent Kemess North project and the Young-Davidson property in northern Ontario. The Kemess North project is currently the subject of an environmental review process, which is administered by a three-member panel appointed by the Federal and Provincial governments. The panel is expected to complete its review and issue its report and recommendations in mid-2007 to the Federal and Provincial Ministers of Environment. The Ministers will then be in a position to make a decision on the project, and if favourable, will allow the various Federal and Provincial agencies to issue the necessary development permits. Northgate’s common shares trade on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

Over the past five years, the Kemess South mine has produced an average of 294,000 ounces of gold and 76 million pounds of copper per year. After a year of lower production in 2005, when the eastern end of the pit was mined out, production rebounded in 2006 to 310,296 ounces of gold and 81.2 million pounds of copper as mining operations moved to the western end of the pit. Production is forecast to be 285,000 ounces of gold and 74.5 million pounds of copper for 2007.

Northgate Minerals Corporation             13

A commonly used performance metric in the gold mining industry is the net cash cost to produce an ounce of gold (see non-GAAP measures on page 27). This metric is calculated by subtracting the net by-product revenues from non-gold metals from the actual cash cost of production. Over the past three years, the Canadian dollar has strengthened steadily relative to the US dollar, and the costs of a variety of mining and milling inputs such as diesel fuel, steel grinding balls and labour have escalated dramatically primarily as a result of the worldwide boom in the mining and commodities sector. In isolation, these cost increases would have had an adverse effect on Kemess’ US dollar denominated net cash cost per ounce. However, in 2006 and to a lesser extent in 2005, the net cash cost of production has been positively influenced by dramatically higher copper and silver prices, which have increased the size of the by-product credit and dramatically reduced the net cash cost of gold production. The net cash cost of gold production at Kemess in 2006 dropped below zero for the first time in the history of the mine as a result of strong copper prices and record copper production.

As a result of higher metal production and significant increases of 36% and 83% in average gold and copper prices, respectively, Northgate reported record earnings before income taxes for 2006 of $123,595,000, which was 346% higher than the earnings figure of $27,731,000 reported in 2005.

KEY PERFORMANCE INDICATORS

A summary of the key performance indicators for 2004 through 2006 is shown in the table below.

(Thousands of dollars, except foreign exchange rate,
per share, per ounce and per pound amounts)	2006	2005	2004

Revenue	$411,313	$257,302	$232,797
Net earnings before income taxes	123,595	27,731	37,707
Net earnings for the year	106,742	39,557	32,796
Net earnings per basic common share	0.50	0.20	0.16
Net earnings per diluted common share	0.48	0.20	0.16
Total assets	515,631	309,006	273,930
Long-term liabilities	43,421	35,102	54,302
Metal production
Gold (ounces)	310,296	279,962	303,475
Copper (thousands pounds)	81,209	73,722	78,291
Metal prices
Gold (London Bullion Market – $ per ounce)	604	445	409
Copper (London Metal Exchange Cash – $ per pound)	3.05	1.67	1.30
Foreign exchange rate (US$/CDN$)	0.88	0.83	0.77
Net cash cost ($ per ounce) (1)	(56)	205	135

(1)     The net cash cost of production per ounce of gold is calculated by subtracting the net by-product revenue from copper and silver from total site operating costs (including royalties and all waste stripping costs) and dividing this amount by the number of gold ounces contained in concentrate produced.

GOLD & COPPER MARKETS

The gold price (US$ per troy ounce) on the London Bullion Market spent the first three months of 2006 in the $530 to $570 range before making an extremely rapid assent to a peak of $725 on May 12. While the gold price did not remain at the $700 level for very long, it did consolidate quite nicely in the $590 to $630 range for the second half of the year. The most remarkable facet of the $100 per ounce rise in the price of gold during 2006 was the fact that it occurred without any significant decline in the value of the US dollar versus its Canadian counterpart. As a result, gold producers in Canada and many other jurisdictions outside the US saw their profit margins increase for the first time in several years. As has been the case for the past several years, the gold price during 2006 was influenced by a variety of factors including economic developments in the United States, geopolitical events in various regions of the world and increased investment demand for gold.

14         2006 Annual Report

The price of copper on the London Metal Exchange ("LME") (US$ per pound) began the year at $2.08 and skyrocketed to a peak of $3.99 on May 12, largely as a consequence of frenzied investment fund demand fueled by the perception that limitless copper demand from China would push copper stocks in the world to even lower levels. While the days of $4.00 copper were brief, copper prices remained above $3.00 for most of the last seven months of 2006 even as demand in China cooled and copper consumers ran their stocks down in response to higher prices. In the final two months of 2006, fund sentiment turned against copper as the new house construction sector in the US weakened dramatically and prices dropped by 10% to end the year at $2.86. In the early weeks of 2007, the decline in copper prices accelerated until prices reached a low of $2.37 at which point evidence of renewed demand from China pushed the price back up above $2.60.

On the supply side of the copper market, 2006 saw numerous small production shortfalls at copper mines and smelters and refineries resulting from labour disruptions and equipment failures that are common during prolonged periods of high capacity utilization. During the year, there were a variety of announcements by existing copper miners of capital projects that will increase the mine-life of existing operations but there were only a few new mines that went into production. While there are now a reasonable number of large copper mining projects being contemplated, there has yet to be any firm commitment to the construction of the type of copper mega projects that brought an end to the last copper price cycle in the mid 1990s. In the absence of such commitments, and given the increasingly long lead times for bringing new mines into production, management expects copper prices to remain well above the historic average for several more years.

Northgate’s Kemess South mine produces a gold-copper concentrate, which is shipped to Xstrata Plc.’s Horne smelter in Rouyn-Noranda, Quebec, for smelting and refining. During 2006, annual terms for the processing of concentrates rose to $95 per tonne of concentrate and $0.095 per pound of copper ($95/9.5) from $85/8.5 in 2005. In both 2005 and 2006, the annual terms included a price participation arrangement that required Kemess to pay an additional processing fee equal to 10% of the difference between the prevailing copper price in the month of settlement and $0.90 per pound. As a result of strong competition for copper concentrates from recently constructed copper smelters in developing nations such as China and India, annual terms for 2007 have declined substantially from 2006 levels to settle at $60/6.0 and the additional price participation fee has been eliminated.

RESULTS OF OPERATIONS

For the year ended December 31, 2006, Northgate recorded consolidated net earnings of $106,742,000 or $0.48 per diluted common share compared with net earnings of $39,557,000 or $0.20 per diluted common share in 2005 and $32,796,000 or $0.16 per diluted common share in 2004. Earnings in 2006 included a large non-cash future income tax expense of $11,447,000, which reflected the utilization of tax losses and other tax deductions previously recognized for accounting purposes to offset taxable income. This non-cash expense reduced the future income tax asset that was set up in 2005 when a non-cash future income tax recovery of $13,937,000 was recorded to reflect the expectation that Northgate’s tax shields would be used in future periods. Earnings in 2004 included a future income tax expense of $2,634,000 related to the realization of tax losses and other tax deductions, the benefit of which were recognized in 2003. Per share data is based on the weighted average diluted number of shares outstanding of 222,892,929, 202,858,866 and 200,567,253 in 2006, 2005 and 2004, respectively.

Northgate Minerals Corporation             15

The balance of this section contains a detailed discussion of the factors contributing to Northgate’s financial results from 2004 through 2006.

Kemess South Mine Performance

Gold and copper production in 2006 rebounded to record levels from the lower than average levels recorded in 2005, when lower grade hypogene ore from the outer edges of the eastern end of the Kemess South pit was being mined out. Mining activities in 2006 focused on higher grade hypogene and supergene ore in the western region of the open pit and will continue in this region during the remaining life of the Kemess South mine. A more complete summary of operations for the three years is shown in the table below.

	2006	2005	2004
Tonnes mined (ore plus waste)	43,045,000	51,234,000	56,000,000
Stripping ratio (waste/ore)	1.50	1.62	1.90
Tonnes milled (ore)	18,234,000	17,995,000	18,589,000
Tonnes milled per day (tonnes per day)	49,956	49,302	50,791
Gold grade (grams per metric tonne)	0.763	0.723	0.735
Copper grade (%)	0.244	0.229	0.231
Gold recovery (%)	69	67	69
Copper recovery (%)	83	81	83
Gold production (ounces)	310,296	279,962	303,475
Copper production (thousands pounds)	81,209	73,722	78,291

Tonnes of ore and waste mined from the open pit have declined steadily over the past three years as the pit has deepened and haul distances have increased. In 2007, total tonnes mined is expected to plateau at approximately 45 million tonnes before dropping substantially to less than 25 million tonnes per year in future years as the Kemess South mine approaches the end of its life and waste stripping drops dramatically. The unit cost for mining in 2006 increased to CDN$1.49 per tonne compared with CDN$1.20 per tonne in 2005 and to CDN$0.93 per tonne in 2004. The unit cost increases over the past two years were primarily the result of the significant decrease in the total tonnes mined, increased prices for diesel fuel, higher labour costs and increased maintenance costs.

Mill throughput at Kemess in 2006 was approximately the same as it was in the two preceding years. The minor differences between the various years were the result of slightly different ore hardness factors and mill availability figures. Mill availability was over 91% during the year, up from 89.5% during 2005 when an unscheduled labour-related disruption in February cost the mill five days of production.

Average gold and copper recoveries in 2006 returned to 2004 levels of 69% and 83%, respectively, from the depressed levels of 67% and 81% recorded in 2005 when the mill processed a large amount of hard lower grade hypogene ore from the eastern end of the open pit, which had inherently lower metal recoveries. Metal recoveries in 2007 are expected to be equivalent to the 2006 figures.

The average unit cost of production in 2006 rose to CDN$8.65 per tonne milled, which was 5% higher than the figure of CDN$8.25 per tonne milled recorded in 2005 and 20% higher than the figure of CDN$7.19 per tonne milled recorded in 2004. Unit cost increases from year to year have resulted from increased mining costs and from a 10% increase in milling costs that occurred in 2005 when higher steel costs drove up the cost of steel grinding balls. The Kemess South mine’s net cash cost of production dropped dramatically in 2006 to negative $56 per ounce from $205 per ounce in 2005 and $135 per ounce in 2004. The large decrease in net cash cost in 2006 was the result of substantially higher copper prices, which increased the size of the net by-product credit applied against site costs. The increase in net cash cost recorded between 2004 and 2005 was a consequence of substantial increases in treatment and refining charges for concentrate, increased site operating costs, lower gold and copper production and the stronger CDN$/US$ exchange rate, which more than offset the slightly higher by-product credit generated by higher copper prices in 2005.

16         2006 Annual Report

The Kemess South mine is forecast to produce 285,000 ounces of gold and 74.5 million pounds of copper during 2007, at a net cash cost of approximately negative $10 per ounce, net of copper by-product credits calculated at a price of $2.50 per pound using an exchange rate of CDN$/US$1.18.

Financial Performance

Revenue: Northgate’s total revenues for the year ended December 31, 2006, increased to $411,313,000 from $257,302,000 in 2005 and $232,797,000 in 2004. Revenue increases over the three-year period were the result of dramatic increases in gold and copper prices. Metal sales in 2006 consisted of 305,107 ounces of gold and 80,019,000 pounds of copper compared with 279,093 ounces of gold and 74,055,000 pounds of copper in 2005. Sales of gold and copper in 2006 were approximately 9% and 8% higher, respectively, than they were in 2005 due to the large increase in metal production that occurred as mining activities moved from lower grade ore in the eastern end of the open pit to the higher grade core of the Kemess South deposit in the western end of the pit. The net realized metal prices received on metal sales during the past three years are shown in the following table.

	2006	2005	2004

Gold sales (ounces)	305,107	279,093	311,214
Copper sales (thousands pounds)	80,019	74,055	80,025
Realized gold price ($ per ounce)	534	427	387
Realized copper price ($ per pound)	2.95	1.87	1.30

During 2006, Northgate continued to manage the price risk on its un-priced copper receivables by entering into forward LME sales contracts to fix the price of copper contained in its quarterly copper sales. At December 31, 2006, a total volume of 6,650 metric tonnes of forward copper sales contracts were outstanding to fix the price of copper metal sales recorded in 2006. As a result of these quarterly hedging activities, Northgate realized an average price of $2.95 per pound for its copper sales in 2006. In the fourth quarter of 2005, Northgate entered into forward sales contracts to fix the price of copper delivered prior to December 31, 2005. A total volume of 13,375 metric tonnes of copper were sold forward using LME contracts maturing from January 2006 through May 2006 at an average forward price of $1.98 per pound. By entering into these forward sales contracts, Northgate also realized an average price of $1.87 per pound on its sales in 2005. In 2004, Northgate received the average spot LME price for copper on its copper sales.

During the fourth quarter of 2006, Northgate entered into forward sales contracts to fix the price for 47% of its estimated 2007 copper production. A total volume of 15,000 metric tonnes were sold forward using LME contracts maturing from May 2007 through April 2008 at an average price of $3.15 per pound and remained outstanding at the end of the year.

All forward sales contracts are mark-to-market at the end of each quarter using LME closing prices for the relevant future contract months and the resulting gain or loss is included in Northgate’s revenues. At December 31, 2006, this figure was an unrealized gain of $15,488,000 (of which $11,854,000 is included in concentrate settlements and other receivables and, for contracts expiring in 2008, $3,634,000 is included in other assets). At December 31, 2005, this figure was an unrealized loss of $755,000 (included in accounts payable and accrued liabilities).

Northgate Minerals Corporation             17

The realized prices for gold over the three year period from 2004 through 2006 have differed from the average London Bullion Market prices in each year, as a result of Northgate’s gold hedging activities. In 2006, Northgate settled forward sales contracts for 79,000 ounces that were originally scheduled for settlement in the second quarter of 2006 and through 2007. The total cost associated with settling and closing out the contracts for the 79,000 ounces was $25,397,000 of which $16,814,000 was recognized in revenue in 2006 when the sales associated with the forward contracts occurred. The balance of $8,583,000 will be recognized in 2007 when the sales associated with the forward contracts occur. In 2005, Northgate settled forward sales contracts for 122,000 ounces of gold, including 79,750 ounces of forward contracts originally scheduled for settlement in the second half of 2005 and the first half of 2006. The total loss associated with settling and closing out the contracts for the 79,750 ounces was $10,146,000 of which $5,585,000 was recognized in revenue in 2005 and the balance of $4,561,000 was recognized in 2006. In 2004, 69,000 ounces of gold forward sales were closed out at a cost of $6,915,000. As a result of Northgate’s hedging activities, its realized prices for gold during 2006, 2005 and 2004 were lower than the London Bullion Market average for these periods by $70, $18 and $22, respectively.

Cost of sales: Cost of sales in 2006 was $224,584,000 compared with $178,411,000 in 2005 and $146,081,000 in 2004. The cost of sales has escalated in each of the past three years as a result of the strengthening Canadian dollar, higher treatment and refining charges for copper concentrate, increased Canadian dollar denominated production costs and slightly higher concentrate freight charges. The increase in the cost of sales was smaller than it would have otherwise been in 2005, as a result of the lower metal sales recorded.

Administrative and general expenses: Administrative and general expenses totalled $8,209,000 in 2006 compared with $6,128,000 in the previous year and $6,083,000 in 2004. Costs increased dramatically in 2006 from the two prior years as a result of an increase in the number of corporate employees in support of the Young-Davidson project and other growth initiatives, higher stock option costs related to the increase in Northgate’s share price, higher spending on regulatory and legislative compliance costs related to Northgate’s Sarbanes-Oxley 404 compliance project, and one-time expenses related to the amalgamation of a Northgate group of companies, which was completed on August 1, 2006.

Depreciation and depletion: Depreciation and depletion expenses were $35,591,000 in 2006 compared with $38,009,000 in 2005 and $36,408,000 in 2004. The decrease in depreciation and depletion in 2006 was due to a 12% decrease in the tonnes of ore mined in 2006 compared to 2005, which was partially offset by an increase in the amortization rate in 2006 as a result of 2005 capital expenditures. Amortization of most of Northgate’s mineral property, plant and equipment is based on the unit-of-production method as ore is mined from the Kemess South pit.

Net interest income: Northgate recorded net interest income of $4,013,000 in 2006 compared to net interest expenses of $2,391,000 in 2005 and $3,049,000 in 2004. Since Northgate repaid its credit facility on February 15, 2006, its cash balances have grown substantially and interest income has exceeded the interest expense arising from capital leases for mobile equipment at Kemess.

Exploration: Exploration expenses during 2006 were $11,449,000 compared with $3,915,000 in 2005 and $3,134,000 in 2004. The threefold increase in total exploration expenses in 2006 was a direct result of exploration activities at the Young-Davidson property that was acquired in November 2005. A total of $7,716,000 was spent at Young-Davidson in 2006 on a combination of surface based diamond drilling and the initial development activities associated with the underground exploration project that commenced in the third quarter of the year. Northgate also devoted a total of $2,500,000 to exploration activities within the Kemess camp, which was allocated to a deep penetrating induced polarization survey of the Kemess North area, diamond drilling at Kemess East and exploration drilling in the area surrounding the Kemess South pit.

18         2006 Annual Report

Capital expenditures: Capital expenditures, including those financed by the assumption of capital lease obligations, increased to $15,199,000 in 2006 compared to $14,044,000 in 2005 and $24,017,000 in 2004. Major capital expenditures in 2006 included $2,487,000 for several new pieces of mobile mining equipment, $6,748,000 for ongoing construction of the Kemess South tailings dam and $4,478,000 related to Kemess North permitting activities.

Other expenses: Other expenses during 2006 included $5,000,000 for the settlement of the Jamestown legal action and a variety of costs related to Northgate’s unsuccessful attempt to acquire Aurizon Mines Ltd.

Future income tax expense: Earnings in 2006 included a large non-cash future income tax expense of $11,447,000, which reflected the utilization of tax losses and other tax deductions previously recognized for accounting purposes to offset taxable income. This expense utilized some of the $13,937,000 future income tax asset that was recorded in the prior year.

SUMMARY OF QUARTERLY RESULTS

The table below summarizes selected quarterly operating and financial results of the previous eight quarters. Northgate’s quarterly revenues have increased steadily over the period as a result of increasing copper and gold prices although past and future results do vary from quarter to quarter as a result of variations in metal production, which is a function of the ore grade being processed, and the throughput and recoveries achieved during processing.

(Thousands of dollars,	2006 Quarter Ended				2005 Quarter Ended
except foreign exchange rate,
per share, per ounce and
per pound amounts)	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31

Revenue	$118,239	$102,667	$105,348	$85,059	$95,651	$64,631	$54,461	$42,559
Earnings (loss) for the period	19,790	14,902	50,315	21,735	44,527	8,765	(3,342)	(10,393)
Earnings (loss) per share
Basic	$0.09	$0.07	$0.23	$0.10	$0.21	$0.04	$(0.02)	$(0.05)
Diluted	$0.09	$0.07	$0.22	$0.10	$0.21	$0.04	$(0.02)	$(0.05)
Metal production
Gold (ounces)	81,746	74,789	76,127	77,634	94,405	75,665	59,352	50,540
Copper (thousands pounds)	21,254	19,602	18,071	22,282	24,701	16,917	17,427	14,677
Metal Prices
Gold (London Bullion Market –
$ per ounce)	614	622	627	554	486	439	427	427
Copper (LME Cash –
$ per pound)	3.21	3.48	3.27	2.24	1.95	1.70	1.54	1.48

Note: the figures in the table reflect Northgate’s change in accounting policy for metal inventories.

In 2006, metal production was balanced throughout the year whereas in 2005, metal production in the second half of the year was dramatically higher than in the first half of the year when lower grade ore at the edges of the eastern end of the Kemess South open pit was being processed.

LIQUIDITY & CAPITAL RESOURCES

Working capital: At December 31, 2006, Northgate had working capital of $297,957,000 compared with working capital of $65,515,000 at December 31, 2005. The substantial increase in working capital was the result of strong cash flow from the Kemess South mine during 2006, the elimination of the project loan facility of $13,700,000 and the exercise of common share purchase warrants primarily during the fourth quarter of 2006, which brought $99,998,000 into Northgate’s treasury. Cash and cash equivalents at the end of 2006 amounted to $262,199,000 compared with $50,639,000 at the end of 2005.

Northgate Minerals Corporation             19

Cash flow from operations: Cash flow from operations was $146,612,000 in 2006 compared to $49,039,000 in 2005 and $74,807,000 in 2004. Cash flow from operations in 2006 was higher than it was in 2005 due to dramatically higher metals prices. Cash flow from operations in 2005 was lower than it was in 2004 due to reduced metal sales volumes recorded in 2005 as a result of processing lower grade ore from the eastern end of the open pit in the first half of the year. The principle use of cash in all years was for additions to mineral property, plant and equipment, the ongoing construction of the tailings impoundment facility, and repayment of Northgate’s long-term debt.

Based on planned production levels, estimated gold and copper prices and the forecasted CDN$/US$ exchange rate, it is anticipated that existing cash reserves and 2007 cash flow from operations will be more than sufficient to fund planned capital expenditures of $10,300,000 at the Kemess South mine, Northgate’s estimated exploration expenditures of $28,000,000 at Young-Davidson and Kemess and capital lease obligations as they become due.

Outstanding indebtedness: On February 15, 2006, Northgate repaid the outstanding balance of the syndicated credit facility. At December 31, 2006, capital lease obligations on mobile mining equipment totalled $5,025,000. Payments of $6,870,000 were made during 2006 and payments of $2,439,000 are scheduled in 2007.

Shareholders’ equity: Shareholders’ equity was $447,748,000 at December 31, 2006, compared with $236,433,000 at December 31, 2005. The increase was attributable to Northgate’s earnings in 2006, the issuance of 38,222,756 common shares upon the exercise of share purchase warrants, the issuance of 1,320,480 common shares upon the exercise of employee stock options and the issuance of 145,551 common shares pursuant to the Employee Share Purchase Plan ("ESPP").

Northgate’s preferred share capital consists of 100,000,000,000,000 Class A preferred shares without par value, of which 100,000,000,000 have been designated Series 1 and 100,000,000,000 have been designated Series 2, and 100,000,000,000,000 Class B preferred shares. No preferred shares are issued. Northgate’s common share capital consists of 100,000,000,000,000 common shares, of which 253,700,033 were issued and outstanding at December 31, 2006. At March 1, 2007, there were 254,115,058 common shares issued and outstanding.

During the year, 37,908,233 common share purchase warrants, with an exercise price of CDN$3.00, were exercised and an identical number of common shares were issued. All unexercised common share purchase warrants expired on December 28, 2006.

The common share purchase warrants and broker warrants which were assumed upon the Young-Davidson acquisition were exercised and a total of 314,523 shares of Northgate were issued at an average price of CDN$1.38 per share.

Northgate has a stock option plan, which allows it to issue a total of 9,710,752 shares to directors, employees and non-employees. At December 31, 2006, 4,655,340 options were granted and outstanding under the plan, and of this total, 2,097,340 were exercisable at a weighted average exercise price of CDN$1.90 per share.

ENVIRONMENTAL MANAGEMENT

Northgate is committed to maintaining effective management systems with respect to environmental matters at the Kemess South mine and the Young-Davidson property.

With respect to future site reclamation and closure costs, Northgate regularly updates its estimate of future expenditures. For the Kemess South mine, the provision at December 31, 2006 for site closure and reclamation is $27,734,000. This estimate is based on available information, including preliminary closure plans, alternatives and applicable regulations. For the Young-Davidson property, the estimated cost of reclaiming the site after advanced exploration activities cease is $463,000.

20         2006 Annual Report

At December 31, 2006, Northgate had posted a CDN$16.9 million bond, held in trust by the Government of British Columbia and another CDN$0.5 million bond, held in trust by the Government of Ontario, against these future environmental obligations. The amount of the Kemess South closure bond will be increased on December 31 of each future year until the amount of the bond reaches CDN$18.8 million by the end of the Kemess South mine-life in 2009.

HUMAN RESOURCES

Northgate’s success is in great part dependent on recruiting and retaining a competent, professional workforce at the Kemess South mine and the Young-Davidson property. To motivate and maintain this workforce, Northgate offers a challenging and rewarding work environment, as well as a competitive compensation program comprised of salary and benefits. Northgate also maintains a staff development and succession program for its key executive and operational management positions.

As part of its compensation program, Northgate has a share option plan designed to align the interests of key employees to those of its shareholders. At December 31, 2006, 4,655,340 options were outstanding under the plan. Options vest over a four-year period and have a seven-year life to encourage employees to take a long-term view toward creating shareholder value. Northgate also offers an employee share purchase plan (ESPP), which is available to all full-time employees of the Corporation. Under the terms of the ESPP, full-time employees can buy treasury shares at the current market price for up to 5% of their base salary and Northgate will contribute additional shares equal to 50% of the employees’ contribution.

In addition to its regular variable compensation programs, Northgate paid a special bonus to all its employees in 2006 in recognition of their contribution to the tremendous financial success that the Corporation enjoyed during the year.

Hourly employees at the Kemess South mine are members of the International Union of Operating Engineers (Local 115). On February 24, 2005, a new three-year collective bargaining agreement was ratified by Northgate and its employees at the Kemess South mine. This agreement is scheduled to expire on December 31, 2007, and negotiations to renew the agreement are expected to begin in the second half of 2007.

CONTRACTUAL OBLIGATIONS & COMMITMENTS

Northgate had the following contractual obligations and commitments as at December 31, 2006.

($ millions)	1 Year	2 – 3 Years	4 – 5 Years

Capital lease obligations	2,439	2,586	—
Operating leases	648	1,134	—
Tailings dam construction	2,500	—	—
Exploration contract (minimum payment)	214	—	—
Closure bonding requirement	850	1,525	—

In July 2004, Northgate entered into a multi-year agreement with Falconbridge Limited (a wholly owned subsidiary of Xstrata Plc.) for the shipment and sale of Kemess gold-copper concentrate from January 1, 2005 through June 30, 2007. Under the terms of the agreement, treatment and refining charges are adjusted annually based on prevailing world terms. In December 2006, Northgate and Falconbridge Limited reached an agreement on a new multi-year concentrate sales agreement that will see Kemess concentrates processed by Xstrata Plc.’s Horne smelter until December 31, 2009.

Northgate’s interest in the Kemess South mine is subject to a 1.62% royalty on the value of payable metals produced.

Northgate Minerals Corporation             21

In June 2006, Northgate entered into a Cooperation Agreement with the Tse Keh Nay (3 Nations) related to the operation of the existing Kemess South mine. Northgate will provide funding to benefit the Tse Keh Nay member communities in the amount of CDN$1,000,000 per year over the remaining Kemess South mine-life.

Northgate has an agreement to purchase 12,000,000 litres of low-sulphur diesel fuel from a supplier, at a fixed price, for delivery during 2007. The quantity of fuel purchased represents approximately 50% of the Kemess South mine’s expected consumption during the year.

Northgate has a commitment to reclaim the land occupied by the Kemess South mining and milling complex once activities there have ceased. The undiscounted costs for reclamation are currently estimated at $36.8 million and is scheduled to begin in 2009 when current reserves are scheduled to be depleted. At December 31, 2006, Northgate had $28.2 million accrued for these obligations. Northgate also has a commitment to reclaim the Young-Davidson property after completion of the advanced exploration phase. The undiscounted costs for reclamation are currently estimated at $0.5 million.

CONTROLS & PROCEDURES

Internal Control Over Financial Reporting

The Corporation’s management is responsible for establishing and maintaining adequate internal control over financial reporting ("ICOFR"). ICOFR is a process designed by, or under the supervision of, senior management, and effected by the Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and preparation of the Corporation’s consolidated financial statements in accordance with Canadian GAAP. These controls include policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Corporation;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian GAAP, and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Corporation; and, provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation’s assets that could have a material effect on the annual financial statements or interim financial statements.

Management is responsible for establishing and maintaining internal controls over financial reporting and has designed such controls to ensure that the required objectives of these internal controls have been met.

Disclosure Controls & Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Corporation in reports filed with or submitted to various securities regulators is recorded, processed, summarized and reported within the time periods specified. This information is gathered and reported to the Corporation’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), so that timely decisions can be made regarding disclosure.

The Corporation’s management, under the supervision of, and with the participation of, the CEO and CFO, have designed and evaluated the Corporation’s disclosure controls and procedures, as required in Canada by Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings. Based on this evaluation, the CEO and CFO have concluded that, as of the end of the period covered by this report, the Corporation’s disclosure controls and procedures were effective.

22         2006 Annual Report

The Corporation continually reviews and enhances its systems of controls and procedures. However, because of the inherent limitations in all control systems, management acknowledges that disclosure controls and procedures will not prevent or detect all misstatements due to error or fraud.

Changes in Internal Control over Financial Reporting

There were no changes during the final interim period of 2006 in internal control over financial reporting that have materially affected or are reasonably likely to materially affect internal control over financial reporting.

RISKS & UNCERTAINTIES

Commodity Prices, Foreign Exchange and Interest Rates

Northgate’s future revenues are dependent on the prices of gold and copper on world markets, the level of treatment and refining, and price participation charges that custom smelters charge for processing concentrate, in addition to the rail, truck and ocean freight rates associated with getting its concentrate to market. These prices and charges can vary significantly from year-to-year and affect Northgate’s revenue and earnings. Operating costs at the Kemess South mine site are largely denominated in Canadian dollars and, as a result, the US dollar earnings will be directly affected by fluctuations in the CDN$/US$ exchange rate to the extent that these costs are not hedged with foreign currency instruments. Fluctuations in interest rates can affect Northgate’s results of operations and cash flows. Bank debt, if any, and cash balances are subject to variable interest rates. Northgate retired its project loan facility in February 2006 and its capital lease agreements are subject to fixed interest rates. Therefore, Northgate is relatively insensitive to interest rates except to the extent that interest is earned on its current cash balances.

The following table shows the approximate impact on Northgate’s 2007 earnings and cash flow of variations in prices and exchange rates, based on the projected production at the Kemess South mine, if the change was to remain in effect for the full year. These impacts include the effect of gold and copper derivatives that Northgate had entered into as of December 31, 2006.

		Annual Earnings and
	Change	Cash Flow Impact ($ millions)

Gold price	$10/ounce	$2.3
Copper price	$0.05/pound	$1.8
CDN$/US$ exchange rate	$0.02	$2.8
Interest rates	1%	$2.6

Uncertainty of Ore Reserves and Mineral Resources

Although Northgate has carefully prepared the mineral reserves and resources figures included herein and believe that the methods of estimating mineral reserves and resources have been verified by mining experience and production history, such figures are estimates, and no assurance can be given that the indicated levels of recovery of gold and copper will be realized. The ore grade actually recovered by Northgate may differ from the estimated grades of the reserves and mineral resources. Such figures have been determined based upon assumed gold and copper prices and operating costs. Market price fluctuations of gold and copper, as well as increased production costs or reduced recovery rates may negatively impact the economic viability of reserves containing low grades of mineralization and may ultimately result in a restatement of reserves. Short-term factors that can impact the ore reserves, such as the need for orderly development of ore bodies or the processing of new or different grades may impair the profitability of a mine in any particular accounting period.

Northgate Minerals Corporation             23

Mineral resources estimated for properties that have not commenced production are based, in most instances, on very limited and widely-spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes. Accordingly, such estimates may require revision as more drilling information becomes available or as actual production experience is gained.

Mining Risks and Insurance

The business of mining is generally subject to certain types of risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected rock formations, and changes in the regulatory environment. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Northgate carries insurance to protect itself against certain risks of mining and processing in amounts that it considers to be adequate, but which may not provide adequate coverage in certain unforeseen circumstances. However, Northgate may become subject to liability for pollution or other hazards against which it cannot insure or against which it may elect not to insure, because of high premium costs or other reasons. Northgate may also become subject to liabilities, which exceed policy limits. In such case, Northgate may be required to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Legal

Northgate is subject to various legal claims, judgments, potential claims and complaints, including unexpected environmental remediation costs in excess of current reserves, arising out of the normal course of business. While Northgate believes that unfavourable decisions in any pending procedures or the threat of procedures related to any future assessment, or any amount it might be required to pay, will not have a material adverse effect on its financial condition, there is a risk that if such decisions are determined adversely to Northgate, they could have a material adverse effect on its profitability.

Regulatory

Northgate’s mining operations and exploration activities are subject to extensive Canadian federal and provincial regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, water disposal, toxic substances, environmental protection, mine safety and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, construction, operating and closing mines and other facilities. Northgate believes that it is in substantial compliance with all current laws and regulations. However, such laws and regulations are subject to constant change. Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation or interpretation thereof could have a material adverse impact on Northgate, cause a reduction in levels of production and delay or prevent the development of new mining properties.

Access to Capital

To fund its growth, Northgate is often dependent on securing the necessary capital through debt or equity financings. The availability of this capital is subject to general economic conditions and lender and investor interest in Northgate and its projects. To increase its access to capital, Northgate maintains relationships with key financial participants and has an active investor relations program in order to inform institutional and retail investors and other stakeholders.

24         2006 Annual Report

Labour and Strikes

Northgate is dependent upon its workforce to extract and process minerals. The Kemess South mine has programs to recruit and train the necessary manpower for the operation, but the mine’s output may be affected by strikes, lockouts and other work stoppages at and around the Kemess operation.

CRITICAL ACCOUNTING ESTIMATES

Northgate’s accounting policies are described in Note 2 to the consolidated financial statements. These consolidated financial statements are prepared in accordance with Canadian GAAP, which require Northgate to make various judgments with respect to certain estimates and assumptions. The following policies are considered by management to be most critical in understanding the judgments that are involved in the preparation of Northgate’s consolidated financial statements and the uncertainties inherent within them.

Revenue Recognition

Northgate recognizes revenue from the sale of its concentrate upon transfer of title and delivery, which usually occurs on receipt of provisional payment from the buyer, typically within seven days of the date that concentrate is loaded into railcars for shipment to the receiving smelter. Sales of gold-copper concentrate are based on specific sales agreements and are subject to adjustment upon final settlement of shipment weights, assays and metal prices. In addition, sales agreements include provisions where final prices are determined by quoted market prices in a period subsequent to the date of sale. Revenues are recorded at the time of sale based on forward prices for the expected date of final settlement. Subsequent variations to weights, assays and metal prices are recognized in revenue each period end and in the period of final settlement.

Site Closure and Reclamation Costs

Minimum standards for site closure and mine reclamation have been established by various governmental agencies that affect certain operations of the Corporation. Northgate accounts for reclamation liabilities by recognizing any statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting cost capitalized into the carrying value of the related asset. In subsequent periods, the liability is adjusted for the accretion of the discount and any changes in the estimated amount or timing of the underlying future cash flows. The asset retirement cost is amortized to operations over the life of the asset. The determination of site closure and reclamation costs requires assumptions with respect to future expected costs, discount rates and inflation rates, changes in which can materially affect the recognized amount of the liability.

Mineral Property Costs

Northgate records mineral property acquisition and mine development at cost. In accordance with Canadian GAAP, Northgate capitalizes pre-production expenditures, net of revenues received, until the commencement of commercial production. A significant portion of Northgate’s mineral property, plant and equipment is depreciated and amortized on a unit-of-production basis. Under the unit-of-production basis, the calculation of depreciation, depletion and amortization of mineral property, plant and equipment is based on the amount of proven and probable reserves expected to be recovered. If these estimates of reserves prove to be inaccurate, or if Northgate revises its mining plan, reducing the amount of reserves expected to be recovered, Northgate could be required to write down the recorded value of its mineral property, plant and equipment, or could be required to increase the amount of future depreciation, depletion and amortization expenses, both of which would reduce Northgate’s earnings and net assets.

Northgate Minerals Corporation             25

In addition, Canadian GAAP requires Northgate to consider at the end of each accounting period whether or not there has been an impairment of the capitalized mineral property, plant and equipment. For producing properties, this assessment is based on expected future cash flows to be generated. For non-producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present.

If Northgate determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate due to reductions in the price of gold and copper, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because Northgate has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, Northgate would be required to write down the recorded value of its mineral property, plant and equipment, which would reduce Northgate’s earnings and net assets.

Valuation Allowance

Northgate recognizes future tax assets associated with tax loss carry forwards and other tax deductions only if it is more likely than not that the related benefits will be realized in the future. The evaluation of whether future tax assets should be recognized is based on expected future income for tax purposes. The determination of expected future income for tax purposes requires significant judgments and estimates with respect to metal prices, foreign exchange rates and operating costs. Changes in those assumptions can materially affect the recognized amount of a future income tax asset. In future years, if Northgate determines it is no longer more likely than not that the benefit of its future tax assets will be realized, it would be required to set up a valuation allowance with a corresponding future income tax expense in results from operations.

OFF-BALANCE SHEET ARRANGEMENTS

Northgate’s only significant off-balance sheet arrangements are for gold forward sales contracts. These have been entered into with high-quality banking counterparties who engage in substantial derivative transactions with numerous third parties in addition to Northgate. These contracts were entered into for the purpose of guaranteeing minimum revenues from gold ounces produced and sold, as part of covenants contained in its syndicated project loan facility.

At December 31, 2006, Northgate had entered into a series of forward sales contracts for the sale of 60,000 ounces at an average price of $307 per ounce. These contracts were entered into in 2003 and mature on a monthly basis between March 2007 and December 2007. As these contracts mature, it is anticipated they will be settled financially and the resulting loss or gain will be taken into income. The unrealized loss on these forward sales contracts at year end 2006 was $20,265,400.

CHANGE IN ACCOUNTING POLICY

Inventory

During the year ended December 31, 2006, Northgate changed its accounting policy with respect to metal inventories to incorporate a full costing method and also to value additional components of inventory created during the mining process. This change in accounting policy has been applied retroactively for all years presented. As a result of this change, opening deficit at January 1, 2004 decreased $4,608,000. Net earnings for the year ended December 31, 2005, increased by $6,670,000 (2004 – $1,541,000) or $0.04 per share (2004 – nil). Additionally, as at December 31, 2005, inventory increased by $13,882,000 and the future income tax asset decreased by $1,063,000.

26         2006 Annual Report

FUTURE CHANGES IN ACCOUNTING POLICIES

Financial Instruments

The Canadian Institute of Chartered Accountants ("CICA") has issued three new standards that apply to Northgate and will come into effect in fiscal 2007: Financial Instruments – Recognition and Measurement; Hedges; and, Comprehensive Income.

NON-GAAP MEASURES

Northgate has included net cash costs of production per ounce of gold in the discussion of its results from operations, because it believes that these figures are a useful indicator to investors and management of a mine’s performance as they provide: (i) a measure of the mine’s cash margin per ounce by comparison of the cash operating costs per ounce to the price of gold; (ii) the trend in costs as the mine matures; and, (iii) an internal benchmark of performance to allow for comparison against other mines. However, cash costs of production should not be considered as an alternative to operating profit or net profit attributable to shareholders, or as an alternative to other Canadian GAAP measures and may not be comparable to other similarly titled measures of other companies.

A reconciliation of net cash costs per ounce of production to amounts reported in the statement of operations is shown below.

(Thousands of dollars, except per ounce amounts)	2006	2005	2004

Gold production (ounces)	310,296	279,962	303,475

Cost of sales	$224,584	$178,411	$146,081
Change in inventories and other	7,836	6,769	(475)
Gross copper and silver revenue	(249,699)	(127,787)	(104,637)

Total cash cost	(17,279)	57,393	40,969

Cash cost per ounce	$(56)	$205	$135

Note: the figures in the table reflect Northgate’s change in accounting policy for metal inventories.

Northgate Minerals Corporation             27

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements are the responsibility of management, have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and, where appropriate, reflect management’s best estimates and judgment based on currently available information. The financial information presented elsewhere in the annual report is consistent with that in the consolidated financial statements.

The Corporation has developed and maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant and reliable and that the Corporation’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors of the Corporation is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control, and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying Management’s Discussion and Analysis ("MD&A"). The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and none of its members are affiliated with the Corporation, nor are they involved in the daily operations of the Corporation. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues, and to satisfy itself that the responsibilities of each party have been properly discharged. The Audit Committee also reviews the consolidated financial statements, MD&A and the external auditors’ report. Fees and expenses for audit services are reviewed and the engagement or reappointment of the external auditors is also considered. The Audit Committee reports its findings to the Board and recommends approval of the consolidated financial statements for issuance to the shareholders.

The consolidated financial statements of the Corporation have been audited by KPMG LLP Chartered Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

Kenneth G. Stowe	Jon A. Douglas
President & Chief Executive Officer	Senior Vice President & Chief Financial Officer

February 16, 2007

28         2006 Annual Report

Auditors’ Report to the Shareholders

To the Shareholders of Northgate Minerals Corporation,

We have audited the consolidated balance sheets of Northgate Minerals Corporation (the Company) as at December 31, 2006 and 2005 and the consolidated statements of operations, retained earnings (deficit) and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statement for the year ended December 31, 2006, we also conducted our audit in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Vancouver, Canada

February 16, 2007

Northgate Minerals Corporation             29

CONSOLIDATED BALANCE SHEETS
As at December 31, 2006 and 2005
(Thousands of US dollars)	2006	2005 (1)

Assets
Current assets
Cash and cash equivalents	$262,199	$50,639
Concentrate settlements and other receivables	17,960	18,885
Inventories (note 5)	26,208	28,901
Future income tax asset (note 12)	7,469	—
Deferred hedging loss (note 14(A))	8,583	4,561

	322,419	102,986
Other assets (note 6)	27,622	14,117
Future income tax asset (note 12)	6,291	13,937
Mineral property, plant and equipment (note 7)	159,299	177,966

	$515,631	$309,006

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$22,023	$19,556
Current portion of capital lease obligations (note 8)	2,439	4,215
Current portion of long-term debt (note 9)	—	13,700

	24,462	37,471
Capital lease obligations (note 8)	2,586	7,680
Provision for site closure and reclamation obligations (note 10)	28,197	26,193
Future income tax liability (note 12)	12,638	1,229

	67,883	72,573

Shareholders’ equity (note 11)
Common shares	307,914	195,565
Warrants	—	8,715
Contributed surplus	2,596	1,657
Retained earnings	137,238	30,496

	447,748	236,433

	$515,631	$309,006
(1) Adjusted (note 3)
Commitments and contingencies (notes 8 and 15)
Subsequent event (note 17)
The accompanying notes form an integral part of these consolidated financial statements.

On behalf of the Board of Directors,

Patrick D. Downey	Terrence A. Lyons
Director	Director

30         2006 Annual Report

CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31, 2006, 2005 and 2004
(Thousands of US dollars, except per share amounts)	2006	2005 (1)	2004 (1)

Revenue	$411,313	$257,302	$232,797

Cost of sales	224,584	178,411	146,081
Administrative and general	8,209	6,128	6,083
Depreciation and depletion	35,591	38,009	36,408
Interest expense (income)	(4,013)	2,391	3,049
Exploration	11,449	3,915	3,134
Currency translation losses (gains)	1,922	(962)	(211)
Accretion of site closure and reclamation costs	1,553	1,183	894
Other (note 16)	8,423	496	(348)

	287,718	229,571	195,090

Earnings before income taxes	123,595	27,731	37,707

Income tax recovery (expense) (note 12)
Current	(5,406)	(2,111)	(2,277)
Future	(11,447)	13,937	(2,634)

	(16,853)	11,826	(4,911)

Net earnings for the year	$106,742	$39,557	$32,796

Net earnings per share
Basic	$0.50	$0.20	$0.16
Diluted	$0.48	$0.20	$0.16
Weighted average shares outstanding
Basic	215,609,932	202,789,310	200,065,821
Diluted	222,892,929	202,858,866	200,567,253

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)
Years ended December 31, 2006, 2005, 2004
(Thousands of US dollars)	2006	2005 (1)	2004 (1)

Retained earnings (deficit), beginning of year
As previously reported	$17,677	$(15,210)	$(46,465)
Adjustment for change in accounting policy (note 3)	12,819	6,149	4,608
As adjusted (note 3)	30,496	(9,061)	(41,857)
Net earnings for the year	106,742	39,557	32,796

Retained earnings (deficit), end of year	$137,238	$30,496	$(9,061)

(1) Adjusted (note 3)
The accompanying notes form an integral part of these consolidated financial statements.

Northgate Minerals Corporation             31

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2006, 2005 and 2004
(Thousands of US dollars)	2006	2005 (1)	2004 (1)

Operating activities:
Net earnings for the year	$106,742	$39,557	$32,796
Non-cash items:
Depreciation and depletion	35,591	38,009	36,408
Unrealized currency translation losses (gains)	(22)	56	406
Accretion of site closure and reclamation costs	1,553	1,183	894
Amortization of deferred hedging loss	21,375	5,585	934
Amortization of deferred charges	562	1,305	—
Stock-based compensation	2,014	845	512
Future income tax expense (recovery)	11,447	(13,937)	2,634
Change in fair value of forward contracts	(16,619)	755	—
Other	—	1	95
Changes in operating working capital and other:
Concentrate settlements and other receivables	13,154	(7,558)	1,751
Inventories	(4,661)	(8,951)	(2,495)
Accounts payable and accrued liabilities	3,222	2,723	872
Settlement of forward contracts (note 14(A))	(25,397)	(10,146)	—
Reclamation costs (note 10)	(2,349)	(388)	—

	146,612	49,039	74,807

Investing activities:
Purchase of other assets	(1,845)	(852)	(819)
Purchase of mineral property, plant and equipment	(15,199)	(12,697)	(17,519)
Proceeds on sale of property	—	171	—
Net cash acquired on acquisition of
Young-Davidson Mines, Limited (note 4)	—	123	—

	(17,044)	(13,255)	(18,338)

Financing activities:
Repayment of capital lease obligation	(6,870)	(4,959)	(4,111)
Repayment of long-term debt	(13,700)	(29,800)	(12,000)
Issuance of common shares	102,562	357	1,156

	81,992	(34,402)	(14,955)

Increase in cash and cash equivalents	211,560	1,382	41,514
Cash and cash equivalents, beginning of year	50,639	49,257	7,743

Cash and cash equivalents, end of year	$262,199	$50,639	$49,257

Supplementary information
Cash paid during the year for
Interest	$1,006	$4,204	$2,990
Income taxes	$484	$—	$—
Non-cash financing activities
Purchase of mineral property, plant and equipment
by assumption of capital lease obligations	$—	$1,347	$6,498
Issuance of common shares and other securities on
Young-Davidson Mines, Limited acquisition (note 4)	$—	$17,990	$—

(1) Adjusted (note 3)
The accompanying notes form an integral part of these consolidated financial statements.

32         2006 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2006, 2005 and 2004
(All dollar amounts are stated in United States dollars unless otherwise indicated. Tables are expressed in thousands of United States dollars, except share and per share amounts)

NOTE 1 NATURE OF OPERATIONS

Northgate Minerals Corporation ("Northgate" or the "Corporation") is engaged in gold and copper mining and related activities including exploration, development and processing. The Corporation’s principal assets are its 100% interest in the Kemess South mine, the Kemess North project and the Young-Davidson property.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

A. Basis of Presentation

These consolidated financial statements have been prepared in accordance with Canadian GAAP.

The consolidated financial statements include the accounts of the Corporation and its subsidiary companies and divisions. All material inter-company and inter-divisional balances and transactions have been eliminated.

Except as otherwise noted, these financial statements are expressed in United States dollars. The US$/CDN$ exchange rate as at December 31, 2006, was $0.86 (2005 – $0.86) and the average rate for the year ended December 31, 2006, was $0.88 (2005 – $0.83; 2004 – $0.77).

B. Cash Equivalents

Cash equivalents are highly liquid investments, such as term deposits with major financial institutions, having a term to maturity of three months or less at the time of acquisition that are readily convertible to specified amounts of cash.

C. Inventories

Concentrate inventory is recorded at the lower of production cost on a first-in, first-out basis, and net realizable value. Stockpiled ore and any work-in-process inventories are valued at the lower of average production costs or net realizable value. Production costs include costs related to mining, crushing, mill processing, as well as mine-site overhead expenses and depreciation and depletion, as applicable. Stockpiled ore not expected to be milled in the next year is classified as other assets.

Supplies inventory, which includes the costs of consumables used continuously in operations, such as fuel, grinding media, chemicals and spare parts, is recorded at the lower of average cost or replacement cost.

D. Mineral Property, Plant & Equipment

Mineral property acquisition and mine development costs are deferred on a property-by-property basis and amortized using the unit-of-production method based on estimated proven and probable recoverable reserves.

Plant and equipment is stated at cost less accumulated depreciation. Certain mining and milling assets are amortized using the unit-of-production method based on estimated proven and probable recoverable reserves expected to be processed through the mill. Amortization for all other equipment is provided using the straight-line method over the estimated useful life of the related assets. Estimated useful lives for mining equipment and major asset categories range from three to seven years. Replacements and major improvements are capitalized.

Expenditures incurred on non-producing properties identified as having development potential, as evidenced by a positive economic analysis of the project, are deferred on a project-by-project basis. Exploration expenditures on properties not sufficiently advanced to identify their development potential are expensed as incurred.

Northgate Minerals Corporation             33

E. Impairment of Long-Lived Assets

The Corporation tests for impairment of long-lived assets, such as mineral property, plant and equipment, when events or circumstances indicate that impairment exists. Long-lived assets are impaired if the undiscounted cash flows expected to be earned from their use is less than their carrying amount, at which time long-lived assets are written down to their fair value.

F. Site Closure and Reclamation Costs

Minimum standards for site closure and mine reclamation have been established by various governmental agencies that affect certain operations of the Corporation. The Corporation recognizes all statutory, contractual or other legal obligations, related to the retirement of tangible long-lived assets when such obligations are incurred, and a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized into the carrying value of the related asset. In subsequent periods, the liability is adjusted for the accretion of the discount and any changes in the amount or timing of the underlying future cash flows. Upward revisions in the amount of undiscounted cash flows are discounted using the current credit-adjusted risk-free rate. Downward revisions in the amount of undiscounted estimated cash flows are discounted using the credit-adjusted risk-free rate that existed when the original liability existed. The asset retirement cost is amortized to operations over the life of the asset.

G. Revenue Recognition

The Corporation recognizes revenue from the sale of its concentrate upon transfer of title and delivery, which usually occurs on receipt of provisional payment from the buyer, typically within seven days of the date that concentrate is loaded into railcars for shipment to the receiving smelter. Sales of gold-copper concentrate are based on specific sales agreements and are subject to adjustment upon final settlement of shipment weights, assays and metal prices. In addition, sales agreements include provisions where final prices are determined by quoted market prices in a period subsequent to the date of sale. Revenues are recorded at the time of sale based on forward prices for the expected date of final settlement. Subsequent variations to weights, assays and metal prices are recognized in revenue each period end and in the period of final settlement.

H. Reporting Currency & Foreign Currency Translation

The Corporation’s primary currency of measurement and display is the United States dollar. Monetary assets and liabilities denominated in other than United States dollars are translated at the exchange rate in effect at the balance sheet date. Revenues and expenses denominated in other than United States dollars are translated at rates of exchange in effect during the period. Gains and losses on translation are included in results from operations for the period.

I. Stock-Based Compensation

The Corporation measures stock-based compensation related to stock options granted to directors, employees and non-employees at fair value and recognizes the compensation expense over the vesting period, with a corresponding credit to contributed surplus.

Any consideration paid by directors, employees and non-employees on exercise of stock options is credited to share capital, together with the proportionate share of related stock-based compensation originally recorded in contributed surplus. Compensation costs associated with the Corporation’s Employee Share Purchase Plan ("ESPP") are recognized based on the fair value of the shares the Corporation is required to contribute on the date they are issued.

J. Future Income Taxes

The Corporation uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences) and loss carry forwards. Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted.

34         2006 Annual Report

The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

K. Estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of mineral reserves, receivables from sales of concentrate and values of concentrate in inventory and in transit, site closure and reclamation obligations, impairment of assets, useful lives for depreciation and depletion, and valuation allowances for future income tax assets. Actual results could differ from those estimates.

L. Earnings per Share

Basic earnings per share is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding during the period. Earnings available to common shareholders equal net earnings, adjusted for charges against retained earnings for certain preferential items. The Corporation uses the treasury stock method to compute the dilutive effects of stock options and warrants. Under the treasury stock method, the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of stock options and warrants are applied to repurchase common shares at the average market price for the period. Stock options and warrants are included in the calculation of dilutive earnings per share only to the extent that the market price of the common shares exceeds the exercise price of the stock options and warrants. For purposes of the fully diluted earnings per share calculations, no options (2005 – 2,996,000; 2004 – 2,789,768) were excluded from the calculations of weighted average shares outstanding, as the exercise prices were lower than the average market price of the Corporation’s shares in those periods. In 2005, 38,182,338 (2004 – 38,182,338) warrants were excluded from the calculations of weighted average shares outstanding as the exercise prices exceeded the average market price of the Corporation’s shares in those periods.

M. Derivative Financial Instruments

The Corporation utilizes derivative financial instruments to reduce cash flow risk relating to gold and copper sales and foreign currency risk on Canadian dollar operating costs.

The Corporation recognizes derivative financial instruments on a mark-to-market basis unless the instrument qualifies for hedge accounting. For instruments to which hedge accounting is applied, the Corporation formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific firm commitments or forecasted transactions. The Corporation also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Gains and losses on forward sales contracts used to hedge anticipated future sales and which qualify for hedge accounting are recognized as an adjustment to the revenues when the sales occur. Foreign exchange translation gains and losses on foreign currency denominated derivative financial instruments, which qualify for hedge accounting, used to hedge anticipated Canadian dollar denominated operating costs, are recognized as an adjustment to those costs when the contracts are settled.

NOTE 3 ACCOUNTING CHANGES

Inventory

During the year ended December 31, 2006, the Corporation changed its accounting policy with respect to metal inventories to incorporate a full costing method and also to value additional components of inventory created during the mining process. This change in accounting policy has been applied retroactively for all years presented. As a result of this change, opening deficit at January 1, 2004 decreased $4,608,000. Net earnings for the year ended December 31, 2005, increased by $6,670,000 (2004 – $1,541,000) or $0.04 per share (2004 – nil). Additionally, as at December 31, 2005, inventory increased by $13,882,000 and the future income tax asset decreased by $1,063,000.

Northgate Minerals Corporation             35

NOTE 4 ACQUISITIONS

Young-Davidson Mines, Limited

On November 2, 2005, the Corporation acquired all of the outstanding common shares of Young-Davidson Mines, Limited ("Young-Davidson"), a Canadian public company. At that time, Young-Davidson’s major asset was an advanced exploration stage gold project located just west of the village of Matachewan and approximately 60 kilometres west of the town of Kirkland Lake, Ontario. Each outstanding Young-Davidson common share was exchanged for 0.7212 shares of the Corporation and each outstanding Young-Davidson common share purchase warrant and stock option was exchanged for common share purchase warrants and stock options of the Corporation at a similar exchange ratio, including exercise prices.

The acquisition was accounted for as an asset acquisition as the operations of Young-Davidson did not meet the definition of a business under Canadian GAAP. The consideration given, and the fair value of the assets acquired and liabilities assumed at the date of acquisition, were as follows.

Consideration given:
13,104,687 common shares	$17,545
314,523 common share purchase warrants	102
432,720 stock options	343
Transaction costs	164

$18,154

Net assets acquired:
Cash and cash equivalents	$287
Accounts receivable	27
Other assets – reclamation bond	217
Mineral property	19,012

19,543

Accounts payable and accrued liabilities	(175)
Future income tax liability	(1,214)
$18,154

The common shares issued were valued using the closing share price of the Corporation on November 2, 2005. The fair value of the common share purchase warrants and stock options were valued using the Black-Scholes Option Pricing Model with the following weighted average assumptions: risk-free interest rate – 2.5%; annual dividends – nil; expected stock price volatility – 48%; and, expected life – 1.8 years.

NOTE 5 INVENTORIES
	2006	2005(1)
Stockpiled ore and concentrates	$15,904	$19,008
Supplies	10,304	9,893
	$26,208	$28,901
(1) Adjusted (note 3)

36         2006 Annual Report

NOTE 6 OTHER ASSETS

	2006	2005
Restricted cash	$14,940	$13,086
Stockpiled inventory	8,424	—
Unrealized gain on copper forward contracts (note 14(A))	3,634	—
Deferred financing and lease charges, net of amortization of $5,241 (2005 – $4,834)	624	1,031
	$27,622	$14,117

Restricted cash consists of CDN$17,409,000 (2005 – CDN$15,000,000) of cash and short-term deposits pledged by the Corporation relating to site closure and reclamation obligations at the Kemess South mine and the Young-Davidson property (note 10).

NOTE 7 MINERAL PROPERTY, PLANT AND EQUIPMENT

		Accumulated
		Depreciation	Net Book
2006	Cost	& Depletion	Value

Mineral property, plant and
equipment	$305,398	$195,043	$110,355
Mineral properties (non-producing)	48,944	—	48,944
	$354,342	$195,043	$159,299

		Accumulated
		Depreciation	Net Book
2005	Cost	& Depletion	Value

Mineral property, plant and
equipment	$292,951	$159,451	$133,500
Mineral properties (non-producing)	44,466	—	44,466
	$337,417	$159,451	$177,966

Mineral properties (non-producing) as at December 31, 2006 and 2005 include acquisition costs and deferred development costs for the Kemess North project and the Young-Davidson property. These costs are not currently being amortized.

NOTE 8 LEASE OBLIGATIONS

	2006	2005
Future capital lease obligations	$5,360	$13,112
Less: interest	(335)	(1,217)
Present value of capital lease obligations	5,025	11,895
Less: current portion	(2,439)	(4,215)
	$2,586	$7,680

The Corporation has obligations under capital leases for mobile mining equipment with remaining terms ranging from one to three years.

Northgate Minerals Corporation             37

Future capital lease principal payments as of December 31, 2006, are as follows.

2007	$2,439
2008	2,304
2009	282
$5,025

The Corporation also leases equipment under a long-term operating lease that expires on August 31, 2009. The annual payment under this lease is $648,000, except in 2009 it is $486,000. The aggregate lease payments to the expiry date are $1,782,000.

NOTE 9 LONG-TERM DEBT

On February 15, 2006, the Corporation repaid the remaining principal on the project loan facility. The project loan bore interest at LIBOR plus 1% and was secured by a free and floating charge over all of the assets of the Kemess South mine. The loan was fully guaranteed by Brookfield Asset Management ("Brookfield"), a former significant shareholder of the Corporation, for which Northgate paid a fee of 1% per annum on the outstanding principal until the loan was repaid.

On June 23, 2006, the project loan facility was officially retired and all guarantees and security interests in favour of the lenders and the guarantor were released and discharged.

NOTE 10 SITE CLOSURE & RECLAMATION OBLIGATIONS

Minimum standards for mine reclamation have been established by Federal and Provincial governmental agencies. Under current regulations, the Corporation is required to meet performance standards to minimize environmental impacts from operations and to perform site restoration and other closure activities at the Kemess South mine and the Young-Davidson property. In the future, these standards and regulations may change.

Provisions for site closure and reclamation costs are based principally on legal and regulatory requirements. The exact nature of environmental remediation requirements that may be encountered in the future, if any, cannot be predicted with certainty, because environmental requirements currently established by government agencies may change.

The continuity of the provision for site closure and reclamation costs is as follows:

	2006	2005	2004
Balance, beginning of year	$26,193	$21,149	$15,983
Effect of change in estimated future cash flows	2,642	3,248	—
Site closure and reclamation liability incurred	222	250	2,933
Accretion expense	1,553	1,182	894
Reclamation costs paid	(2,349)	(388)	—
Effect of foreign exchange	(64)	752	1,339
Balance, end of year	$28,197	$26,193	$21,149

The undiscounted estimate of site closure and reclamation costs used in the determination of this provision total $36.8 million ($36.3 million for the Kemess South mine and $0.5 million for the Young-Davidson property). The cost in 2005 was $33.1 million ($32.9 million for Kemess South and $0.2 million for Young-Davidson) and $28.2 million in 2004. The site closure and reclamation costs at the Kemess South mine are expected to be spent over a period of three years beginning in 2009 after the reserves of the Kemess South pit are depleted.

The credit-adjusted risk-free rate at which the estimated future cash flows have been discounted is 6.00% (2005 – 5.625%; 2004 – 5.625%) and the inflation rate used to determine future expected cost is 2% (2005 – 2%; 2004 – 2%).

38         2006 Annual Report

At December 31, 2006, the Corporation had a security bond of CDN$17,409,000 posted in connection with its reclamation permit for the Kemess South mine and the Young-Davidson property (note 6). During 2002, the Corporation and the Government of British Columbia amended the reclamation permit such that the Corporation agreed to provide additional security installments of CDN$1,000,000 on December 31st of each year from 2003 to 2008, with a final amount of CDN$800,000 due on December 31, 2009 for the Kemess South mine.

NOTE 11 SHAREHOLDERS’ EQUITY

	2006	2005(1)
Common shares	$307,914	$195,565
(note 11(Aii))
Warrants	—	8,715
(note 11(Aii))
Contributed surplus	2,596	1,657
(note 11(B))
Retained earnings	137,238	30,496
	$447,748	$236,433

(1) Adjusted (note 3)

A. Share Capital

(i) Authorized

100,000,000,000,000 Class A preference shares, without par value, of which 100,000,000,000 have been designated Series I and 100,000,000,000 as Series 2.

100,000,000,000,000 Class B preference shares, without par value.

100,000,000,000,000 common shares, without par value.

(ii) Common Shares

	No. of Shares	Amount
Balance, December 31, 2003	198,759,915	$176,179
Issued during the year
Pursuant to employee share purchase plan (note 11(C))	20,035	34
On exercise of options (note 11(B))	211,100	302
On exercise of share purchase warrants	1,500,000	949
Balance, December 31, 2004	200,491,050	177,464
Issued during the year
Pursuant to employee share purchase plan (note 11(C))	269,509	360
On exercise of options (note 11(B))	146,000	196
Pursuant to the purchase of Young-Davidson (note 4)	13,104,687	17,545
Balance, December 31, 2005	214,011,246	195,565
Issued during the year
Pursuant to employee share purchase plan (note 11(C))	145,551	454
On exercise of options (note 11(B))	1,320,480	2,997
On exercise of Young-Davidson share
purchase warrants (note 4)	314,523	480
On exercise of share purchase warrants	37,908,233	108,418
Balance, December 31, 2006	253,700,033	$307,914

In 2004, the Corporation issued 1,500,000 common shares to Brookfield at CDN$0.84 per share on exercise of 1,500,000 share purchase warrants issued to Brookfield in 2000 in connection with the Corporation’s acquisition of the Kemess convertible royalty.

In 2006, a total of 37,908,233 of the Corporation’s publicly traded common share purchase warrants were exercised. The remaining 274,105 purchase warrants expired on December 28, 2006. Also in 2006, 314,523 share purchase warrants assumed in connection with the acquisition of Young-Davidson were exercised. The fair value previously recognized for these warrants has been reclassified to common shares for warrants exercised and to contributed surplus for expired warrants.

Northgate Minerals Corporation             39

B. Employee Stock Option Plan

The Corporation has a stock option plan pursuant to which it can issue up to 9,710,752 common shares to directors, employees and consultants. Stock options are granted at the discretion of the Board of Directors at exercise prices based on the market price of the Corporation’s common shares at the date of the grant of the stock options. In no instance may the exercise price be less than the market price of the common shares at the time of the option being granted. Options may not be granted with exercise periods longer than ten years. Vesting is at the discretion of the Board of Directors.

The continuity of options granted and outstanding under the stock option plan is as follows.

	2006		2005		2004
		Average		Average		Average
		Exercise		Exercise		Exercise
	Number	Price (CDN$)	Number	Price (CDN$)	Number	Price (CDN$)
Balance, beginning of year	4,723,320	1.87	3,291,200	2.02	2,084,200	1.39
Granted	1,427,000	2.66	1,275,000	1.71	1,470,000	2.79
Pursuant to acquisition (note 4)	—	—	432,720	0.69	—	—
Exercised	(1,320,480)	1.70	(146,000)	0.95	(211,100)	1.06
Cancelled	(174,500)	2.23	(129,600)	2.12	(51,900)	1.64
Balance, end of year	4,655,340	2.15	4,723,320	1.87	3,291,200	2.02
Exercisable	2,097,340	1.90	2,363,720	1.65	1,185,300	1.70

Details of the options outstanding as at December 31, 2006, are as follows.

	Outstanding Options			Exercisable Options
		Weighted Average	Weighted Average		Weighted Average
Exercise Price	Number of	Remaining Life	Exercise Price	Number of	Exercise Price
(CDN$)	Options	(years)	(CDN$)	Vested Options	(CDN$)
$0.69 – $0.90	332,720	0.47	$0.69	332,720	$0.69
$0.91 – $1.78	945,420	2.13	$1.51	617,120	$1.46
$1.79 – $1.84	944,200	4.38	$1.80	346,100	$1.80
$1.85 – $2.65	1,376,000	6.02	$2.57	258,400	$2.55
$2.66 – $3.85	1,057,000	4.33	$2.95	543,000	$2.91
	4,655,340	4.12	$2.15	2,097,340	$1.90

During the year ended December 31, 2006, the Corporation recognized stock-based compensation expense of $1,862,000 (2005 – $725,000; 2004 – $512,000) based on the fair value of options granted and vested during the year. The weighted average fair value of options granted in 2006 was CDN$1.45 (2005 – $0.77; 2004 – $1.44) per share. The fair value of share options was estimated using the Black-Scholes option-pricing model with the following assumptions.

	2006	2005	2004
Risk-free interest rate	4.0%	2.5%	2.5%
Annual dividend rate	—	—	—
Expected stock price volatility	58%	56%	54%

The expected life of the options used in the option-pricing model was determined to be five years.

40         2006 Annual Report

C. Employee Share Purchase Plan

Under the terms of the ESPP, full-time employees of the Corporation can buy treasury shares of the Corporation at the current market price for up to 5% of their base salary and the Corporation contributes additional shares in an amount equal to 50% of the employees’ contribution. During the year ended December 31, 2006, the Corporation recognized $152,000 (2005 – $120,000; 2004 – $nil) in stock-based compensation associated with the ESPP.

NOTE 12 INCOME TAXES

Income tax expense (recovery) differs from the amount, which would result from applying the statutory Canadian income tax rate for the following reasons.

	2006	2005(1)	2004(1)
Earnings before taxes	$123,595	$27,731	$37,707
Canadian income tax rate	36.12%	39.02%	40.62%
Tax based on statutory income tax rate	$44,643	$10,821	$15,317
Expenses not deductible or income not taxable	(6,004)	1,493	455
Effect of resource allowance	(2,599)	(2,835)	(5,731)
Change in valuation allowance and tax rates	(21,523)	(19,924)	(5,408)
Effect of foreign exchange	(2,335)	(3,492)	(1,999)
Mining taxes	5,406	2,111	2,277
Other	(735)	—	—
Income tax expense (recovery)	$16,853	$(11,826)	$4,911

(1) Adjusted (note 3)

The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities are presented below.

	2006	2005(1)
Future income tax assets
Non-capital loss carry forwards	$14,539	$16,410
Net capital loss carry forwards	26,957	25,388
Reclamation liabilities	9,546	8,875
BC mineral tax deductions	10,815	36,335
Other	—	240
Future income tax assets	61,857	87,248
Valuation allowance applied	(31,481)	(71,683)
Total future income tax assets	30,376	15,565
Future income tax liabilities
Mineral, property, plant & equipment	(21,705)	(2,857)
Unrealized gain on copper forward contracts (note 14(A))		—
Other	(1,999)	—
Total future income tax liabilities	(29,254)	(2,857)
Net future income tax asset	$1,122	$12,708
Allocated as follows
Current future income tax asset	$7,469	$—
Non-current future income tax asset	6,291	13,937
Non-current future income tax liability	(12,638)	(1,229)
Net future income tax asset	$1,122	$12,708

(1) Adjusted (note 3)

Northgate Minerals Corporation             41

At December 31, 2006, the Corporation and its subsidiaries have non-capital losses of approximately CDN$63,167,000 and CDN$44,386,000 available for federal and provincial Canadian income tax purposes respectively, which are due to expire in the taxation years 2007 to 2016. In addition, the Corporation has approximately CDN$183,713,000 of capital losses for Canadian tax purposes available indefinitely to reduce taxes payable on future capital gains.

NOTE 13 SEGMENTED INFORMATION

The Corporation considers itself to operate in a single segment being gold and copper mining and related activities including exploration, development, mining and processing. All revenues are earned and mineral property, plant and equipment are located in Canada. For all periods presented, all revenues and concentrate receivables are from one customer pursuant to a concentrate sales agreement.

NOTE 14 FINANCIAL INSTRUMENTS

A.     At December 31, 2006, the Corporation had forward sales commitments with major financial institutions to deliver 60,000 (2005 – 139,000) ounces of gold at an average accumulated price of $307 (2005 – $307) per ounce. These forward sales commitments are in the form of forward sales contracts maturing at various dates between March 30, 2007 and December 31, 2007. The unrealized loss on these forward contracts at December 31, 2006, was approximately $20,265,000 (2005 – $32,964,000) based on the quoted market price provided by the counter party. In 2006, the Corporation closed out 79,000 ounces of its hedge book at a cost of $25,397,000. In accordance with the Canadian Institute of Chartered Accountants’ Accounting Guideline 13, "Hedging Relationships", losses associated with the early settlement of these contracts were deferred and will be recognized in results from operations at the time the sales associated with the forward contracts occur. Of the 79,000 ounces of gold forward sales contracts closed out in 2006, 27,000 ounces were originally scheduled to be closed out during 2007 and at December 31, 2006, the deferred hedging loss of $8,583,000 resulting from closing out these contracts remained deferred and will be recognized in results from operations in 2007 at the time the sales associated with the forward contracts occur.

At December 31, 2006, the Corporation had forward sales contracts with a major financial institution to fix the price of delivered copper for which final settlement has not occurred. A total of 21,650 metric tonnes of copper were sold forward using LME contracts maturing from January 2007 through April 2008 at an average forward price of $3.19 per pound. The Corporation also entered into separate forward purchase contracts with the same institution to repurchase its forward sales position at monthly average cash LME prices over the same period. The volume of forward sales and purchases in each future contract month match the expected future pricing periods for copper in concentrate delivered to Falconbridge Limited (a wholly owned subsidiary of Xstrata Plc.) under a multi-year concentrate sales agreement. The copper forward sales and purchase contracts are being recognized on a mark-to-market basis. The fair value of these contracts at December 31, 2006, was a net gain of $15,488,000 (2005 – a net loss of $755,000) of which $11,854,000 is included in concentrate settlements and other receivables and, for contracts expiring in 2008, $3,634,000 is included in other assets.

B.     The carrying values of cash and cash equivalents, accounts receivable, restricted cash, and accounts payable and accrued liabilities approximate fair values due to their short terms to maturity or ability to readily convert to cash. The carrying values of capital lease obligations and long-term debt approximate fair values based on market rates of interest.

C.     The Corporation monitors the financial condition of its customers and counterparties to contracts and considers the risk of material loss to be remote.

42         2006 Annual Report

NOTE 15 COMMITMENTS AND CONTINGENCIES

In May 2006, the Corporation launched an unsolicited offer to purchase all the outstanding common shares of Aurizon Mines Ltd. ("Aurizon"). On July 7, 2006, the Corporation withdrew its offer after the British Columbia Court of Appeal upheld a previous lower court injunction against the offer. As a result of this ruling, Aurizon was awarded its costs and damages that are yet to be determined. The Corporation accrued an estimate of these costs and damages as a charge to earnings in 2006.

In June 2006, the Corporation entered into a Cooperation Agreement with the Tse Keh Nay (3 Nations) related to the operation of Northgate’s existing Kemess South mine. The Corporation will provide funding to benefit the Tse Keh Nay member communities in the amount of CDN$1,000,000 per year over the remaining Kemess South mine-life.

In October 2006, the Corporation entered into an agreement to purchase 12,000,000 litres of low-sulphur diesel fuel from a supplier, at a fixed price, for delivery during 2007. The quantity of fuel purchased represents approximately 50% of the Kemess South mine’s expected consumption during the year.

The Corporation’s interest in the Kemess South mine is subject to a 1.62% royalty on the value of payable metals produced.

For the ongoing construction of a tailings dam, the Corporation is committed to spending $2,500,000 in 2007.

NOTE 16 OTHER EXPENSES

Other expenses in 2006 include, amongst other items, $5,000,000 relating to an out-of-court settlement reached in a suit brought by the Regional Water Control Board for the Central Region of California against Tuolumne County, California, in which the Corporation and twenty other parties were named alleging environmental violations in connection with an inactive gold mine known as the Jamestown Mine. In its settlement agreement, the Corporation agreed to make a payment to a trust fund that will supervise additional remediation at the Jamestown site. In exchange for this payment, the Corporation was released from all known and unknown claims related to the Jamestown Mine and dismissed from the lawsuit with prejudice.

NOTE 17 SUBSEQUENT EVENT

In January 2007, the Corporation closed out 30,000 ounces of its gold forward sales position at a cost of $9,325,800. As of March 1, 2007 the remaining gold forward sales position is 30,000 ounces at an average accumulated price of $307 per ounce.

Northgate Minerals Corporation             43

Five Year Comparative Summary

Thousands of US dollars, except per share data	2006	2005	2004	2003	2002

Revenue	$411,313	$257,302	$232,797	$168,602	$135,884

Cost of sales	224,584	178,411	146,081	121,799	118,480
Administrative and general	8,209	6,128	6,083	3,873	1,706
Depreciation and depletion	35,591	38,009	36,408	32,706	28,637
Interest expense (income)	(4,013)	2,391	3,049	3,611	4,641
Exploration	11,449	3,915	3,134	3,408	4,215
Currency translation losses (gains)	1,922	(962)	(211)	(1,089)	1,129
Accretion of site closure and reclamation costs	1,553	1,183	894	572	285
Other expense (income)	8,423	496	(348)	(174)	(241)

	287,718	229,571	195,090	164,706	158,852

Earnings (loss) before income taxes	123,595	27,731	37,707	3,896	(22,968)
Income tax recovery (expense)
Current	(5,406)	(2,111)	(2,277)	(1,420)	(1,318)
Future	(11,447)	13,937	(2,634)	2,634	—

	(16,853)	11,826	(4,911)	1,214	(1,318)

Net earnings for the year	$106,742	$39,557	$32,796	$5,110	$(24,286)

Net earnings (loss) per share
Basic	$0.50	$0.20	$0.16	$0.03	$(0.20)
Diluted	$0.48	$0.20	$0.16	$0.03	$(0.20)
Weighted average shares outstanding
Basic	215,609,932	202,789,310	200,065,821	197,712,564	123,374,060
Diluted	222,892,929	202,858,866	200,567,253	198,621,170	123,374,060

Year-end Financial Highlights

Working capital (deficiency)	$297,957	$140,457	$231,985	$6,817	$(929)
Other assets	27,622	14,117	13,649	15,476	11,215
Mineral property, plant and equipment	159,299	177,966	180,669	188,612	200,868
Total assets	515,631	309,006	273,930	241,690	238,484
Long-term debt	—	—	22,500	43,500	55,500
Shareholders’ equity and capital securities	447,748	236,433	177,683	142,906	130,651
Common shares outstanding	253,700,033	214,011,246	200,491,050	198,759,915	191,273,615

Selected Quarterly Financial Data Thousands of US dollars, except per share data (unaudited)

	2006 Quarter Ended				2005 Quarter Ended
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31

Revenue	$118,239	$102,667	$105,348	$85,059	$95,651	$64,641	$54,461	$42,559
Earnings (loss)	19,790	14,902	50,315	21,735	44,527	8,765	(3,342)	(10,393)
Earnings (loss) per share
Basic	$0.09	$0.07	$0.23	$0.10	$ 0.21	$0.04	$(0.02)	$(0.05)
Diluted	$0.09	$0.07	$0.22	$0.10	$ 0.21	$0.04	$(0.02)	$(0.05)

44         2006 Annual Report

Directors & Officers

Board of Directors

C. William Daniel, OC [2,3,5]	Keith C. Hendrick [2,3]	Conrad A. Pinette [1,5]
Toronto, Ontario	Toronto, Ontario	Vancouver, British Columbia
Corporate Director and Retired	Corporate Director and Retired	President, Condor Holdings Inc.;
Petroleum Industry Executive	Mining Company Executive	Chairman of the Board,
Finning International Inc.
Patrick D. Downey, CA [1,4]	Klaus V. Konigsmann [3]
Freeport, Bahamas	Oakville, Ontario	Kenneth G. Stowe [3,4]
Retired Mining Company	Retired Mining Company Executive	Oakville, Ontario
Executive	and Business Consultant	President & Chief Executive Officer,
Northgate Minerals Corporation
Douglas P. Hayhurst, FCA [1,5]	Terrence A. Lyons [2,4]
Vancouver, British Columbia	Vancouver, British Columbia	1 Member of the Audit Committee
Corporate Director and Retired	Non-Executive Chairman	2 Member of the Compensation & Corporate Governance Committee
IBM Business Consulting Services	of the Board,	3 Member of the Health, Safety & Environment Committee
and PricewaterhouseCoopers	Northgate Minerals Corporation	4 Member of the Hedging Committee
Executive		5 Member of the Mergers & Acquisitions Committee

Officers

Kenneth G. Stowe	Peter MacPhail	Eugene Lee
President & Chief Executive Officer	Vice President, Operations	Corporate Controller

Jon A. Douglas	Christopher J. Rockingham	Bruce M. McKay
Senior Vice President and	Vice President, Exploration and	Corporate Secretary
Chief Financial Officer	Business Development

OPERATIONS MANAGEMENT
Kemess Mine

Maurice Ethier	Dennis Dawson	Gordon Skrecky
General Manager	Mine Superintendent	Chief Geologist

Brian Barrett	Linda Hodgson	Tom Stuffco
Mine Maintenance Superintendent	Human Resources Superintendent	Mill Superintendent

Harold Bent	Chetan (Bob) Kashyap	Craig Tomlinson
Environmental Manager	Administration Superintendent	Chief Mine Engineer

Scott Davidson	Curtis Mohns
Environmental Coordinator	Chief Metallurgist

Young-Davidson

Luc Guimond	Jim Janzen
Project Manager	Exploration Manager

Northgate Minerals Corporation             45

Shareholder Information

Stock Exchange Listings
Common shares of Northgate Minerals Corporation are listed on the
Toronto and American Stock exchanges.
TSX: NGX | AMEX: NXG

Transfer Agent & Registrar
Shareholder inquiries relating to address changes and share certificates should be directed to:
Computershare Investor Services
510 Burrard Street
Vancouver, BC V6C 3B9
t. 604.661.0222
800.564.6253 (toll free in North America)
f. 604.669.1548

Auditors
KPMG LLP
Vancouver, BC

Quarterly Stock Prices – Common Shares
					Volume
	2006	High	Low	Close	(millions)

TSX: NGX (CDN$)	Mar 31	$2.83	$2.15	$2.81	61.5
	Jun 30	5.29	2.81	4.08	164.8
	Sep 30	4.41	3.13	3.59	65.8
	Dec 31	4.18	3.00	4.08	104.2

AMEX: NXG (US$)	Mar 31	$2.59	$1.85	$2.41	114.1
	Jun 30	4.82	2.42	3.68	405.6
	Sep 30	3.94	2.81	3.20	185.7
	Dec 31	3.59	2.62	3.48	171.3

Investor Relations Inquiries

Inquiries regarding the company’s latest information, news releases, investor presentations, mining projects and general financial information may be directed to:

Keren R. Yun
t. 416.216.2781
e. kyun@northgateminerals.com

Interested parties are also encouraged to visit our website at www.northgateminerals.com.

Annual Information Form

The Annual Information Form is filed annually with the Canadian securities regulatory authorities and with the US Securities and Exchange Commission (Form 40-F). Copies of this form are available by contacting the Investor Relations Department, or can be downloaded directly from SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Annual & Special General Meeting

The Annual & Special General Meeting of Shareholders will be held in the Wosk Centre for Dialogue at Simon Fraser University in Vancouver, British Columbia, Canada, on Friday, May 4 at 10:00 am (Pacific Standard Time).

46         2006 Annual Report

Corporate Information

CORPORATE OFFICES

Toronto Office	Vancouver Office
18 King Street East, Suite 1602	815 Hornby Street, Suite 406
Toronto, ON M5C 1C4	Vancouver, BC V6Z 2E6
t. 416.363.1701	t. 604.681.4004
f. 416.363.6392	f. 604.681.4003

MINING OPERATIONS

Kemess Mine	Young-Davidson
P.O. Box 3519	259 Matheson Street, Unit 1
Smithers, BC V0J 2N0	P.O. Box 187
Matachewan, ON P0K 1M0

Corporate Governance

At Northgate, we recognize that corporate governance plays a vital role in achieving the highest standards for our company. We are committed to following strong and effective corporate governance policies and practices and believe that Northgate’s current governance program is fundamental to our success. We have taken, and will continue to take, necessary steps to ensure our compliance with regulatory requirements and adherence to the guidelines of both Canadian and US Securities regulatory authorities. Northgate’s corporate governance policies and practices comply with National Policy 58-101 Disclosure of Corporate Governance Practices, National Instrument 58-201 Corporate Governance Guidelines, and Multilateral Instrument 52-110 Audit Committees. For additional information on Northgate’s corporate governance policies, please refer to the Corporation’s Management Information Circular, which may be accessed on www.sedar.com.

Northgate Minerals Corporation

815 Hornby Street, Suite 406, Vancouver, BC, Canada V6Z 2E6

t. 604.681.4004 f. 604.681.4003 e. ngx@northgateminerals.com

www.northgateminerals.com